As filed with the Securities and Exchange Commission on July 13, 2007

1933 Act Registration No. 333-143818

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-14

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933   [  X  ]

[  X  ]

Pre-Effective Amendment No.

1

[       ]

Post-Effective Amendment No.  ___________

FIRST INVESTORS TAX EXEMPT FUNDS

(Exact name of registrant as specified in charter)

95 Wall Street

New York, New York 10005

(Address of principal executive offices)

Registrant's telephone number, including area code: (212) 858-8000

Larry Lavoie, Esq.

First Investors Tax Exempt Funds

95 Wall Street

New York, New York 10005

(Name and Address of Agent for Service)

Copies to:

Francine J. Rosenberger, Esq.

Kirkpatrick & Lockhart Preston Gates Ellis LLP

1601 K Street, NW

Washington, D.C. 20006-1601

Approximate date of proposed public offering:  As soon as practicable after this Registration Statement becomes effective.

Title of securities being offered:  Shares of beneficial interest of First Investors Insured Tax Exempt Fund.

No filing fee is due because the Registrant is relying on Section 24(f) of the Investment Company Act of 1940, as amended, pursuant to which it has previously registered an indefinite number of securities.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, (“1933 Act”) or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

There are no amendments to the Registration Statement on Form N-14 filed on June 15, 2007 (Accession No. 0000898432-07-000488); that form of Registration Statement is hereby incorporated by reference in its entirety. The purpose of this Pre-Effective Amendment No. 1 is to delay the effectiveness of the Registration Statement filed on June 15, 2007 pursuant to Rule 473 of the 1933 Act.

SIGNATURES

As required by the  Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed on behalf of the Registrant,  in the City of New York, and the State of New York, on the 13th day of July 2007.

FIRST INVESTORS TAX EXEMPT FUNDS

By:

/s/ Kathryn S. Head

Kathryn S. Head

President

As required by the Securities Act of 1933, as amended, this Pre-Effective Amendment No. 1 to the Registration Statement on Form N-14 has been signed by the following persons in the capacities and on the dates indicated.

/s/ Kathryn S. Head	President and Trustee	July 13, 2007
Kathryn S. Head

/s/ Joseph I. Benedek	Treasurer and Principal	July 13, 2007
Joseph I. Benedek	Accounting Officer

/s/ Charles R. Barton, III	Trustee	July 13, 2007
Charles R. Barton, III*

/s/ Stefan L. Geiringer	Trustee	July 13, 2007
Stefan L. Geiringer*

/s/ Robert M. Grohol	Trustee	July 13, 2007
Robert M. Grohol*

/s/ Arthur M. Scutro, Jr.	Trustee	July 13, 2007
Arthur M. Scutro, Jr.*

/s/ James M. Srygley	Chairman of the Board	July 13, 2007
James M. Srygley*	and Trustee

/s/ John T. Sullivan	Trustee	July 13, 2007
John T. Sullivan*

/s/ Robert F. Wentworth	Trustee	July 13, 2007
Robert F. Wentworth*

*  By:

/s/ Larry R. Lavoie

Larry R. Lavoie

(Attorney-in-Fact)